Filed Pursuant to Rule 424(b)(3)
Registration No. 333-137362

Prospectus Supplement dated May 16, 2007
(To Prospectus dated May 3, 2007 and filed on May 3, 2007 - File No. 333-137362)

INFOSMART GROUP, INC.
(formerly known as Cyber Merchants Exchange, Inc.)

PROSPECTUS

80,450,174 shares of Common Stock

This Prospectus Supplement, together with the Prospectus listed above, is required to be delivered by certain holders of the above-referenced shares or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above-referenced shares.

This Prospectus Supplement supplements our prospectus dated May 3, 2007 with the following additions and changes:

1)	Update our prospectus dated May 3, 2007 with the attached following document:

a.	Financial Information for the quarterly period ended: March 31, 2007.

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this Prospectus Supplement.

INDEX TO FILINGS

Annex

Financial Information for the quarterly period ended: March 31, 2007	A

ANNEX A

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Infosmart Group Inc.

Condensed Consolidated Financial Statements
For the three months ended March 31, 2007 and 2006
(Stated in US Dollars)

INFOSMART GROUP INC.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 and 2006

Index to financial statements

PAGES

Condensed consolidated statements of operations	1

Condensed consolidated balance sheets	2 - 3

Condensed consolidated statements of cash flows	4 - 5

Notes to condensed consolidated financial statements	6 - 20

INFOSMART GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 and 2006
(Unaudited)
(Stated in US Dollars)

	Three months ended March 31,
	2007	2006

Net sales	$7,698,415	$6,231,518

Cost of sales	(5,733,147)	(4,558,625)

Gross profit	1,965,268	1,672,893

Administrative expenses	(931,050)	(340,210)

Selling and distributing costs	(79,516)	(121,504)

Income from operations	954,702	1,211,179

Other income - note 5	308,759	51,525

Interest expenses	(142,540)	(148,151)

Income before income taxes	1,120,921	1,114,553

Income taxes - note 6	(215,637)	(195,047)

Net income	$905,284	$919,506

Series B preferred dividend	(125,411)	-

Net income applicable to common shareholders	$779,873	$919,506

Earning per share - note 13

- basic	$0.01	$0.01

- dilutive	$0.01	$0.01

Weighted average shares outstanding

- basic	136,252,633	110,236,841

- dilutive	159,936,810	110,236,841

See the accompanying notes to condensed consolidated financial statements

INFOSMART GROUP INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Stated in US Dollars)

	As of
	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)

ASSETS
Current assets
Cash and cash equivalents	$157,322	$206,258
Restricted cash	256,839	552,193
Trade receivables (net of allowance for doubtful accounts of $Nil for 2007 and 2006)	9,582,732	6,171,366
Prepaid expenses and other receivables - note 8	1,054,757	269,477
Inventories (net of allowance of $Nil for 2007 and 2006) - note 9	1,662,344	1,058,039

Total current assets	12,713,994	8,257,333
Deferred tax assets - note 6	213,534	459,823
Plant and equipment, net - note 10	33,055,542	33,911,540
Intangible assets	2,020,958	2,092,809

TOTAL ASSETS	$48,004,028	$44,721,505

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Trade payables	$5,730,567	$2,926,078
Other payables and accrued liabilities - note 11	7,735,344	8,756,675
Income tax payable	350,027	363,645
Current portion of bank borrowings - note 12	4,754,353	3,503,654
Current portion of other loans	1,477,537	1,268,044

Total current liabilities	20,047,828	16,818,096
Non-current portion of bank borrowings - note 12	2,458,171	2,893,927
Non-current portion of other loans	1,592,310	1,884,202
Advance from a related party	928,282	927,991
Deferred tax liabilities - note 6	2,931,127	3,001,360

TOTAL LIABILITIES	$27,957,718	$25,525,576

COMMITMENTS AND CONTINGENCIES - note 14

INFOSMART GROUP INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Stated in US Dollars)

	As of
	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)

Series B Redeemable Convertible Preferred Stock: No par value -
note 15
Authorized 1,800,000 shares; Issued and outstanding:
2007 - 883,081.43 shares and 2006 - 911,974.54 shares	$2,500,126	$2,581,926

STOCKHOLDERS’ EQUITY
Common stock: No par value - note 15
Authorized: 300,000,000 shares; Issued and outstanding:
2007 - 136,576,337.44 shares and 2006 - 135,801,426.44 shares	1,602,701	1,520,901
Preferred stock: No par value Authorized 7,000,000 shares; Issued and outstanding: 2007 and 2006 - nil shares	-	-
Series A Convertible Preferred Stock: No par value Authorized 1,200,000 shares; Issued and outstanding: 2007 and 2006 - nil shares	-	-
Additional paid-in-capital - note 15	8,118,664	8,118,664
Accumulated other comprehensive income	89,745	19,237
Retained earnings	7,735,074	6,955,201

TOTAL STOCKHOLDERS’ EQUITY	17,546,184	16,614,003

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$48,004,028	$44,721,505

See the accompanying notes to condensed consolidated financial statements

INFOSMART GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 and 2006
(Unaudited)
(Stated in US Dollars)

	Three months ended March 31,
	2007	2006

Cash flows from operating activities
Net income	$905,284	$919,506
Adjustments to reconcile net income to net cash flows
(used in) provided by operating activities:
Depreciation	554,819	441,766
Deferred income taxes	177,590	195,047
Amortization of license usage right	70,545	-
Loss on disposal of property, plant and equipment	181,617	-
Changes in operating assets and liabilities:
Trade receivables	(3,414,499)	(1,059,834)
Prepaid expenses and other receivables	(785,410)	(391,399)
Inventories	(604,842)	336,935
Trade payables	2,805,974	(79,032)
Income tax payable	(13,433)	-
Other payables and accrued liabilities	(189,250)	(176,682)

Net cash flows (used in) provided by operating activities	(311,605)	186,307

Cash flows from investing activities
Payment for acquisition of plant and equipment	(1,045,351)	(201,527)
Proceeds from disposal of plant and equipment	400,926	-

Net cash flows (used in) investing activities	(644,425)	(201,527)

Cash flows from financing activities
Dividend paid	(125,411)	-
Net advancement of other bank loans	1,206,745	618,720
Repayment of non-recurring bank loans	(434,287)	(503,485)
Repayment of other loans	(80,798)	-
Decrease (increase) in restricted cash	295,216	(1,444)
Increase in bank overdrafts	45,733	205,886
Repayment from a related party	-	(241,056)
Repayment of obligations under capital leases	-	(52,651)

Net cash flows provided by financing activities	907,198	25,970

Effect of foreign currency translation on cash and cash equivalents	(104)	(120)

Net (decrease) increase in cash and cash equivalents	(48,936)	10,630

Cash and cash equivalents, beginning of period	206,258	154,368

Cash and cash equivalents, end of period	$157,322	$164,998

INFOSMART GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Unaudited)
(Stated in US Dollars)

	Three months ended March 31,
	2007	2006

Supplemental disclosures for cash flow information:
Cash paid for:
Interest	$238,004	$92,651
Income taxes	51,480	-

Non-cash investing and financing activities:
Conversion of Series B shares to common stock	$81,800	-

See the accompanying notes to condensed consolidated financial statements

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Unaudited)
(Stated in US Dollars)

1.	Basis of presentation

The accompanying condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America for interim consolidated financial information. Accordingly, they do not include all the information and notes necessary for comprehensive consolidated financial statements.

In the opinion of the management of the Company, all adjustments, which are of a normal recurring nature, necessary for a fair statement of the results for the three-month periods have been made. Results for the interim period presented are not necessarily indicative of the results that might be expected for the entire fiscal year. These condensed financial statements should be read in conjunction with the consolidated financial statements and the notes for the year ended December 31, 2006.

2.	Descriptions of business

The Company, through its wholly owned subsidiary, Infosmart Group Limited (“Infosmart”), is engaged in the business of developing, manufacturing, marketing and sales of recordable digital versatile disc (“DVDR”) and recordable compact discs (“CDR”), optical digital discs used for storing data and interactive sequences as well as audio and video files, under a cooperation agreement signed with a wholly owned subsidiary. With the cooperation agreement, the Company is able to manufacture DVDR and CDR under license agreement granted from the intellectual property owner and the manufacturing license issued by the Customs and Excise Department of Hong Kong.

The key raw materials for the production of the Company’s products are PC resin and silver granule. PC resin is mainly used in the molding of DVDR and CDR. Silver granule is mainly used in coating the DVDR and CDR.

The Company’s main suppliers are located in Hong Kong while the Company’s customers are located in both Hong Kong and overseas including Australia, Europe, North America and South America. The Company’s major customers include distributors and retail traders. The Company currently manufactures and ships the products from Hong Kong where the Company operates a state of the art DVDR and CDR manufacturing facilities.

For the development of the market in Brazil, the Company entered into an agreement on March 20, 2006 with two independent third parties for setting up a subsidiary, Discobrás Indústria E Comércio De Eletro Eletrônica Ltda (“Discobrás”), in Brazil for the new DVDR production facility. Recently, Discobras has completed construction of the DVDR production facility. The subsidiary had obtained all required government licenses and all other documents and approvals necessary to operate a DVDR production facility in Brazil. Discobras installed DVDR manufacturing equipment in February 2007 and began trial production in March 2007. Regular production was commenced gradually from April 2007.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Unaudited)
(Stated in US Dollars)

3.	Continuance of operations

These financial statements have been prepared on a going concern basis. Due to the fact that the Company is engaged in a capital intensive industry, the Company’s working capital (deficit) as of March 31, 2007 was $7,333,834. Its ability to continue as a going concern is dependent upon the ability of the Company to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company plans to satisfy its capital needs through revenue generated from its business and financing transactions through the sale of equity or debt securities.

4.	Summary of significant accounting policies

Principals of consolidation

The condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated on consolidation.

Minority Interests

For the development of the market in Brazil, the Company entered into an agreement on March 20, 2006 with two independent third parties for setting up a subsidiary, Discobrás, in Brazil. Discobrás has a social capital of $8,046,281 (equivalent to R$17,385,600), of which  99.42% or $8,000,000 (equivalent to R$17,285,600) (“Investment Cost”) has been subscribed by the Company. As of March 31, 2007, neither one of the two independent third parties had fully satisfied their required capital contribution by any means. As a result, no minority interests have been recognized in the accompanying financial statements.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes and the estimation on useful lives of property, plant and equipment. Actual results could differ from those estimates.

Intangible assets

Intangible assets are license usage rights and stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the remaining term of the license obtained by one of the Company’s subsidiaries, Infoscience Holdings Limited (“IHL”).

Revenue recognition

Revenue from sales of the Company’s products is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time of delivery and the sales price is fixed or determinable and collection is reasonably assured.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Unaudited)
(Stated in US Dollars)

4.	Summary of significant accounting policies (cont’d)

Stock-based payment

The Company adopted the SFAS No. 123R, "Share-Based Payment" ("SFAS 123R") using the modified prospective method. Under SFAS 123R, equity instruments issued to service providers for their services are measured at the grant-date fair value and recognized in the statement of operations over the vesting period.

Basic and diluted earnings per share

The Company reports basic earnings per share in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per share is computed using the weighted average number of shares outstanding during the periods presented. The weighted average number of shares of the Company represents the common stock outstanding during the period.

Diluted earning per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

The weighted average number of shares outstanding for 2006 represents the number of common stock equivalent of Series A Convertible Preferred Stock (110,236,841) issued to the Original Infosmart Shareholders for the Exchange transaction as they were mandatory converted to common stock.

The Company’s common stock equivalents at March 31, 2007 include the following:

Convertible redeemable preferred stock Series B	23,684,177
Detachable common stock warrants	28,510,345
Placement agent warrants	2,931,035

55,125,557

Trade receivables

Trade receivables are stated at original amount less allowance made for doubtful receivables, if any, based on a review of all outstanding amounts at the period end. The Company extends unsecured credit to customers in the normal course of business and believes all trade receivables in excess of the allowances for doubtful receivables to be fully collectible. Full allowances for doubtful receivables are made when the receivables are overdue for 1 year and an allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. Bad debts are written off when identified. The Company does not accrue interest on trade accounts receivable.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Unaudited)
(Stated in US Dollars)

4.	Summary of significant accounting policies (cont’d)

Inventories

Inventories are valued at the lower of cost or market with cost determined on a first-in, first-out basis. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. The Company’s reserve requirements generally increase/decrease due to management projected demand requirements, market conditions and product life cycle changes. During the reporting periods, the Company did not make any allowance for slow-moving or defective inventories.

Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation of plant and equipment is provided using the straight-line method over their estimated useful lives. The principal annual rates are as follows:-

Production lines and equipment	10% with 30% residual value
Leasehold improvements and others	20%

Construction in progress

Construction in progress represents a factory under construction and production lines and equipment not ready for use, which are stated at cost less any impairment losses, and are not depreciated. Construction in progress is reclassified to the appropriate category of fixed assets when completed and ready for use.

Impairment of long-live assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company recognizes impairment of long-lived assets in the event that the net book values of such assets exceed the future undiscounted cashflows attributable to such assets. No impairment of long-lived assets was recognized for any of the periods presented.

Recent accounting pronouncements

In July 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes.” This interpretation requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year. The adoption of FIN 48 has no material effect on our financial statements.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Unaudited)
(Stated in US Dollars)

4.	Summary of significant accounting policies (cont’d)

Recent accounting pronouncements (cont’d)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The provisions of this statement should be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except in some circumstances where the statement shall be applied retrospectively. The Company is currently evaluating the effect, if any, of SFAS 157 on its financial statements.

In September 2006, the SEC issued SAB No. 108, which provides guidance on the process of quantifying financial statement misstatements. In SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of the Company’s financial statements and the related financial statement disclosures. SAB No. 108 is generally effective for annual financial statements in the first fiscal year ending after November 15, 2006. The transition provisions of SAB No. 108 permits existing public companies to record the cumulative effect in the first year ending after November 15, 2006 by recording correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The adoption of SAB No. 108 has no material effect on our financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities. The requirements of SFAS 159 are effective for our fiscal year beginning January 1, 2008. We are in the process of evaluating this guidance and therefore have not yet determined the impact that SFAS 159 will have on our financial statements upon adoption.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Unaudited)
(Stated in US Dollars)

5.	Other income
	Three months ended March 31,
	2007	2006
	(Unaudited)	(Unaudited)

Interest income	$3,684	$2,315
Scrap sales and other income	305,075	49,210

	$308,759	$51,525

6.	Income taxes

The components of the provision for income taxes in Hong Kong are:

	Three months ended March 31,
	2007	2006
	(Unaudited)	(Unaudited)

Current taxes	$38,047	$-
Deferred taxes	177,590	195,047

	$215,637	$195,047

The Company is subject to income tax in the United States. No provision for income tax in the United States has been made as the Company had no taxable income for the three months ended March 31, 2007 and 2006. The statutory tax rate is 34%.

The Company’s subsidiary incorporated in the BVI is not subject to income taxes under the current laws of BVI.

The Company’s subsidiaries operating in Hong Kong are subject to profits tax rate of 17.5% on the estimated assessable profits during the periods.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Unaudited)
(Stated in US Dollars)

6.	Income taxes (cont’d)

Deferred tax (assets) liabilities as of March 31, 2007 and December 31, 2006 are composed of the following:
	As of
	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Hong Kong
Operating losses available for future periods	$(298,116)	$(475,704)
Temporary difference on accelerated tax
depreciation on plant and equipment	3,015,709	3,017,241

The United States
Operating losses available for future periods	(34,062)	(512,105)
Valuation allowance	34,062	512,105

Deferred tax liabilities, net	$2,717,593	$2,541,537

Recognized in the balance sheet:
Net deferred tax assets	$(213,534)	$(459,823)
Net deferred tax liabilities	2,931,127	3,001,360

	$2,717,593	$2,541,537

7.	Comprehensive income

	Three months ended March 31,
	2007	2006
	(Unaudited)	(Unaudited)

Net income applicable to common shareholders	$779,873	$919,506
Foreign currency translation adjustments	70,508	(7,009)

Total comprehensive income	$850,381	$912,497

8.	Prepaid expenses and other receivables

	As of
	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)

Prepayment for operating activities	$268,196	$41,409
Rental and utility deposits	83,016	96,260
Other receivables for advancement	703,545	131,808

	$1,054,757	$269,477

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Unaudited)
(Stated in US Dollars)

9.	Inventories

	As of
	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)

Raw materials	$492,391	$205,481
Finished goods	1,169,953	852,558

	$1,662,344	$1,058,039

10.	Plant and equipment

	As of
	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Costs
Production lines and equipment	$38,172,667	$36,689,884
Leasehold improvements	1,962,937	1,144,540
Furniture, fixtures and office equipment	82,062	70,247
Motor vehicles	54,753	54,753

	40,272,419	37,959,424

Accumulated depreciation
Production lines and equipment	6,668,346	6,151,290
Leasehold improvements	491,875	637,856
Furniture, fixtures and office equipment	24,718	32,020
Motor vehicles	31,938	29,202

	7,216,877	6,850,368

Net
Production lines and equipment	31,504,321	30,538,594
Leasehold improvements	1,471,062	506,684
Furniture, fixtures and office equipment	57,344	38,227
Motor vehicles	22,815	25,551

	$33,055,542	$31,109,056
Construction in progress, at cost	-	2,802,484

	$33,055,542	$33,911,540

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Unaudited)
(Stated in US Dollars)

10.	Plant and equipment (cont’d)

An analysis of production lines and equipment pledged to banks for banking facilities (note 12(a)) granted to the Company is as follows:

	Pledged for banking facilities
	As of
	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)

Costs	$8,333,280	$8,333,280
Accumulated depreciation	(279,062)	(133,230)

Net	$8,054,218	$8,200,050

	Three months ended March 31,
	2007	2006
	(Unaudited)	(Unaudited	)

Depreciation for the period	$145,832	$84,139

The components of depreciation charged are:

	Three months ended March 31,
	2007	2006
	(Unaudited)	(Unaudited)

Included in factory overheads
Production lines and equipment	$471,716	$383,629

Included in operating expenses
Leasehold improvements	76,384	49,529
Furniture, fixtures and office equipment	3,983	5,864
Motor vehicles	2,736	2,744

	83,103	58,137

	$554,819	$441,766

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Unaudited)
(Stated in US Dollars)

11.	Other payables and accrued liabilities

	As of
	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)

Customers deposits	$184,512	$117,306
Accrued professional fee	14,300	264,327
Staff costs payable	73,755	210,920
Other loans interest payable	32,168	127,632
Due to the ex-shareholder of IHL	4,275,484	4,277,656
Due to a related company, Eternal Scene	119,692	514,401
Payables for acquisition costs of plant and equipment	2,056,555	2,871,667
Other accrued expenses for operations	978,878	372,766

	$7,735,344	$8,756,675

12.	Bank borrowings

	As of
	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Secured:
Bank overdrafts repayable on demand	$45,733	$-
Repayable within one year
Non-recurring bank loans	1,737,145	1,738,029
Other bank borrowings	2,971,475	1,765,625

	4,754,353	3,503,654

Repayable after one year Non-recurring bank loans	2,458,171	2,893,927

	$7,212,524	$6,397,581

The above banking borrowings were secured by the following:-

(a)	first fixed legal charge over 7 DVDR production lines with carrying amounts of $8,054,218 (note 10); and

(b)	joint and several guarantees executed by two beneficial shareholders of the Company, a spouse of one of the beneficial shareholders and a director of the Company’s subsidiary.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Unaudited)
(Stated in US Dollars)

13.	Earnings per share

The weighted average number of shares outstanding for 2006 represents the number of common stock equivalent of Series A Convertible Preferred Stock (110,236,841) issued to the Original Infosmart Shareholders for the Exchange transaction as they were mandatory converted to common stock.

The Company’s common stock equivalents at March 31, 2007 include the following:

Convertible redeemable preferred stock Series B	23,684,177
Detachable common stock warrants	28,510,345
Placement agent warrants	2,931,035

55,125,557

The calculation of basic earnings per share is based on the net income applicable to common shareholders for the three months ended March 31, 2007 of $779,873 (three months ended March 31, 2006: $919,506) and the weighted average number of common shares on issue during the three months ended March 31, 2007 of 136,252,633 (three months ended March 31, 2006: 110,236,841).

The calculation of diluted earnings per share is based on the net income applicable to common shareholders for the three months ended March 31, 2007 of $905,284 (three months ended March 31, 2006: $919,506) after adjusting for Series B preferred dividend of $125,411 (three months ended March 31, 2006 : $Nil) and the weighted average number of common shares on issue during the three months ended March 31, 2007 of 159,936,810 (three months ended March 31, 2006: 110,236,841) after adjusting for the number dilutive potential common shares of 23,684,177 (three months ended March 31, 2006 : $Nil). Detachable common stock warrants and placement agent warrants have been excluded from the computation of diluted earnings per share as they were non-dilutive.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Unaudited)
(Stated in US Dollars)

14.	Commitments and contingences

Contingencies

The case of In Re: Factory 2-U Stores, Inc. (U.S. Bankruptcy Court, District of Delaware - Adv. Proc. No. 005-30480) remains outstanding.  On March 7, 2006, a complaint was filed against Cyber Merchants in a Chapter 7 bankruptcy proceeding in U.S. Bankruptcy Court in the District of Delaware in the matter captioned In Re: Factory 2-U Stores, Inc. The complaint seeks to recover from Cyber $91,572 in alleged preferential transfers made to the Company by the debtor during the ninety-day period prior to the filing of the debtor's bankruptcy petition. The Company has defended against the preference claim by asserting that such transfers were made in the ordinary course of business. This bankruptcy proceeding is currently scheduled for trial on May 17, 2007.  The Company plans to defend this claim vigorously. No provision has been made in respect of this claim.

15.	Common stock and convertible preferred stock

	Common stock		Series B		Additional
	No. of		No. of		paid-in
	shares	Amount	shares	Amount	Capital

Balance, January 1, 2007	135,801,426	$1,520,901	911,974	$2,581,926	$8,118,664

Conversion of Series B to
common stock on
various dates	774,911	81,800	(28,893)	(81,800)	-

Balance, March 31, 2007	136,576,337	$1,602,701	883,081	$2,500,126	$8,118,664

Series B Preferred Stock and Warrants

The material terms of the Company’s Series B Preferred Stock are summarized below.

Voting: The holders of Preferred Stock (including the Investors acquiring such shares as part of the Financing after the closing of the Exchange) are entitled to vote together with the holders of the common stock, as a single class, upon all matters submitted to holders of common stock for a vote. Each share of Preferred Stock will carry a number of votes equal to the number of shares of common stock issuable as if converted at the record date.

Dividends: The Series B Convertible Preferred Stock is cumulative, non-participating and carries dividends at 8% per annum payable quarterly in cash in US Dollars.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Unaudited)
(Stated in US Dollars)

15.	Common stock and convertible preferred stock (cont’d)

Series B Preferred Stock and Warrants (cont’d)

Conversion: The outstanding and unconverted Series B Convertible Preferred Stock shall be converted into shares of the Company’s common stock at the Conversion Price then in effect by delivering to the holders an Automatic Conversion Notice upon the happening of all of the following events: (i) for each of the twenty (20) consecutive Trading Days immediately preceding the date of delivery of the Automatic Conversion Notice, the daily Closing Price of the Common Stock shall be equal to at least two hundred fifty percent (250%) of the Conversion Price in effect as of the date immediately preceding the date of the Automatic Conversion Notice; and (ii) the daily trading volume of the Common Stock for each of the Trading Days during such twenty (20) Trading day period shall be at least 500,000 shares; provided, however, no such conversion is permitted unless at the time of the delivery of the Automatic Conversion Notice and on the Automatic Conversion Date, (A) The Company is in compliance with all of its obligations under this Certificate of Determination and the Transaction Documents, (B) during each of the Trading Days in such twenty (20) day period, the Registration Statement has been effective and has not been suspended by the SEC, (C) as of the Conversion Date, the Registration Statement is effective and has not been suspended by the SEC and no event has occurred which will likely result in the Registration Statement being declared ineffective or suspended by the SEC, and (D) no Triggering Event (as described under “Redemption Rights” in the Company's Current Report on Form 8-K filed with the Commission on August 24, 2006) has occurred and is continuing.

Any outstanding Series B Convertible Preferred Stock not yet converted will be converted automatically two years from the date of the issuance of such stock at the then effective Conversion Price.

16.	Pension plans

The Company participates in a defined contribution pension scheme under the Mandatory Provident Fund Schemes Ordinance (“MPF Scheme”) for all its eligible employees in Hong Kong.

The MPF Scheme is available to all employees aged 18 to 64 with at least 60 days of service in employment in Hong Kong. Contributions are made by the Company operating in Hong Kong at 5% of the participants’ relevant income with a ceiling of $2,580 (equivalent of HK$20,000). The participants are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65. The only obligation of the Company with respect to MPF Scheme is to make the required contributions under the plan.

The assets of the schemes are controlled by trustees and held separately from those of the Company. The Company fully complied the contribution requirement and total pension cost was $18,482 and $12,220 for the three months ended March 31, 2007 and 2006 respectively.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Unaudited)
(Stated in US Dollars)

17.	Segment Information

The Company is engaged in the manufacture and distribution of DVDR and CDR. The nature of the products, their production processes, the type of their customers and their distribution methods are substantially similar. Information for the products of DVDR and CDR is disclosed under FAS 131, “Disclosures about Segments of an Enterprise and Related Information” as below:-

	DVDR and Related Products		CDR		Total
	Three months ended March 31		Three months ended March 31		Three months ended March 31
	2007	2006	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue from external customers	$7,075,858	$6,206,023	$622,557	$25,495	$7,698,415	$6,231,518
Segment profit	1,030,274	1,109,993	90,647	4,560	1,120,921	1,114,553

	As of		As of		As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2007	2006	2007	2006	2007	2006
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Segment assets	45,565,399	42,584,004	2,438,629	2,137,501	48,004,028	44,721,505

Other than the production lines and equipment, leasehold improvements and furniture, fixtures and office equipment with carrying amounts of $14,222,397, $1,133,401 and $30,713 respectively (December 31, 2006 : production lines and equipment and construction in progress of $12,900,406 and $2,802,484 respectively) located in Brazil, all of the Company’s long-lived assets are located in Hong Kong. Geographic information about net sales, which are classified based on location of the customers, is set out as follows:

	Three months ended March 31,
	2007	2006
	(Unaudited)	(Unaudited)

Australia	$2,845,838	$417,927
Brazil	2,521,387	1,886,536
Chile	-	93,302
Czech Republic	20,573	206,161
Hong Kong	673,373	495,661
Thailand	427,110	16,215
Turkey	147,498	11,854
United Kingdom	142,926	2,862,107
United States	769,767	91,591
Other countries	149,943	150,164

Total	$7,698,415	$6,231,518

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Unaudited)
(Stated in US Dollars)

18.	Comparative amounts

Certain amounts included in prior periods’ condensed consolidated statement of operations have been reclassified to conform to the current period’s presentation. These reclassifications had no effect on reported total assets, liabilities, shareholders’ equity, or net income.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Forward Looking Statements

Certain statements in the Management’s Discussion and Analysis (“MD&A”), other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section under Part I, Item 2 entitled “Risk Factors”. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

As used in this Form 10-QSB, unless the context requires otherwise, “we” or “us” or the “Company” or “Infosmart” means Infosmart Group, Inc. and its subsidiaries.

INFOSMART OVERVIEW

We are in the business of developing, manufacturing, marketing and sales of recordable digital versatile disc (“DVDR”) media. In addition, due to customer demand, in the third quarter of 2006, we also started manufacturing recordable compact discs (“CDR”). We currently manufacture DVDRs with 8x and 16x writable speeds as well as CDRs with 52x writable speeds. We are also preparing to manufacture high density format DVDR (“HD DVDR”) or Blu-Ray format DVDR discs. We have customers in Western Europe, Australia, China, South America and other countries.

We produce our products through our main operational business subsidiary, Infoscience Media Limited (“IS Media”), at our state of the art DVDR and CDR manufacturing facilities in Hong Kong. In December 2006, IS Media acquired 100% of the issued and outstanding common stock of Infoscience Holdings Limited (“IHL”). IS Media has a cooperation agreement with IHL wherein it manufactures its DVDRs using certain patent licenses owned by IHL. IS Media acquired IHL to guarantee the continuation of this cooperation agreement. In addition, we recently completed construction of our DVDR production facility in Brazil.  Our Brazilian subsidiary, Discobras Industria E Comercio de Electro Eletronica Limiteda (“Discobras”) has obtained all required government-issued licenses and necessary documents and approvals for operating a DVDR production facility in Brazil. We installed DVDR manufacturing equipment at the Brazilian subsidiary in February 2007 and began trial production there in March 2007. Regular production commenced gradually beginning April 2007.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Principles of consolidation. The condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company balances and transactions are eliminated on consolidation.

Minority Interests. For the development of the market in Brazil, the Company entered into an agreement on March 20, 2006 with two independent third parties for setting up a subsidiary, Discobrás, in Brazil. Discobrás has a social capital of $8,046,281 (equivalent to R$17,385,600),of which 99.42% or $8,000,000 (equivalent to R$17,285,600) (“Investment Cost”) has been subscribed by the Company. As of March 31, 2007, neither one of the two independent third parties had fully satisfied their required capital contribution by any means. As a result, no minority interests have been recognized in the accompanying financial statements.

Use of estimates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes and the estimation on useful lives of property, plant and equipment. Actual results could differ from those estimates.

Intangible assets. Intangible assets are license usage rights and stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the remaining term of the license obtained by one of the Company’s subsidiaries , Infoscience Holdings Limited (“IHL”).

Revenue recognition. Revenue from sales of the Company’s products is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time of delivery and the sales price is fixed or determinable and collection is reasonably assured.

Stock-based payment. The Company adopted the SFAS No. 123R, "Share-Based Payment" ("SFAS 123R") using the modified prospective method. Under SFAS 123R, equity instruments issued to service providers for their services are measured at the grant-date fair value and recognized in the statement of operations over the vesting period.

Basic and diluted earnings per share. The Company reports basic earnings per share in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per share is computed using the weighted average number of shares outstanding during the periods presented. The weighted average number of shares of the Company represents the common stock outstanding during the periods presented.

Diluted earning per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

The Company's common stock equivalents at March 31, 2007 include the following:

Convertible redeemable preferred stock Series B	23,684,177
Detachable common stock warrants	28,510,345
Placement agent warrants	2,931,035
55,125,557

Trade receivables. Trade receivables are stated at original amount less allowance made for doubtful receivables, if any, based on a review of all outstanding amounts at the period end. The Company extends unsecured credit to customers in the normal course of business and believes all trade receivables in excess of the allowances for doubtful receivables to be fully collectible. Full allowances for doubtful receivables are made when the receivables are overdue for one (1) year and an allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to original terms of receivables. Bad debts are written off when identified. The Company does not accrue interest on trade accounts receivable.

Inventories. Inventories are valued at the lower of cost or market with cost determined on a first-in, first-out basis. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. The Company’s reserve requirements generally increase/decrease due to management projected demand requirements, market conditions and product life cycle changes. During the reporting periods, the Company did not make any allowance for slow-moving or defective inventories.

Plant and equipment. Plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation of plant and equipment is provided using the straight-line method over their estimated useful lives. The principal annual rates are as follows:

Production lines and equipment	10% with 30% residual value
Leasehold improvements and others	20%

Construction in progress. Construction in progress represents a factory under construction and production lines and equipment not ready for use, which are stated at cost less any impairment losses, and are not depreciated. Construction in progress is reclassified to the appropriate category of fixed assets when completed and ready for use.

Impairment of long-live assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company recognizes impairment of long-lived assets in the event that the net book values of such assets exceed the future undiscounted cashflows attributable to such assets. No impairment of long-lived assets was recognized for any of the periods presented.

Recent accounting pronouncements. In July 2006, the Financial Accounting Standards Board (“FASB”) issued FIN 48 “Accounting for Uncertainty in Income Taxes.” This interpretation requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year. The adoption of FIN 48 has no material effect on our financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The provisions of this statement should be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except in some circumstances where the statement shall be applied retrospectively. The Company is currently evaluating the effect, if any, of SFAS 157 on its financial statements.

In September 2006, the SEC issued SAB No. 108, which provides guidance on the process of quantifying financial statement misstatements. In SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of the Company’s financial statements and the related financial statement disclosures. SAB No. 108 is generally effective for annual financial statements in the first fiscal year ending after November 15, 2006. The transition provisions of SAB No. 108 permits existing public companies to record the cumulative effect in the first year ending after November 15, 2006 by recording correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The adoption of SAB No. 108 has no material effect on our financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities. The requirements of SFAS 159 are effective for our fiscal year beginning January 1, 2008. We are in the process of evaluating this guidance and therefore have not yet determined the impact that SFAS 159 will have on our financial statements upon adoption.

RESULTS OF OPERATIONS

Quarter Ended March 31, 2007 Compared to Quarter Ended March 31, 2006

The following table sets forth the results of our operations for the periods indicated as a percentage of net sales:

	Quarter ended March 31
	2007	% of	2006	% of
	Unaudited	Revenue	Unaudited	Revenue
NET SALES	$7,698,415	100.00%	$6,231,518	100.00%

COST OF SALES	5,733,147	74.47%	4,558,625	73.15%

GROSS PROFIT	1,965,268	25.53%	1,672,893	26.85%

A ADMINISTRATIVE EXPENSES	931,050	12.10%	340,210	5.46%

SESELLING AND DISTRIBUTING COSTS	79,516	1.03%	121,504	1.95%

INCOME FROM OPERATIONS	954,702	12.40%	1,211,179	19.44%

OTHER INCOME	308,759	4.01%	51,525	0.83%

INTEREST EXPENSES	142,540	1.85%	148,151	2.38%

INCI INCOME BEFORE INCOME TAXES	1,120,921	14.56%	1,114,553	17.89%

INCOME TAXES	215,637	2.80%	195,047	3.13%

NET INCOME	905,284	11.76%	919,506	14.76%

SESERIES B PREFERRED DIVIDENDS	125,411	1.63%	-	0.00%

NET INCOME APPLICABLE TO COMMON SHAREHOLDERS	$779,873	10.13%	$919,506	14.76%

Comparison of Three Months Ended March 31, 2007 and 2006

Net Sales. For the three months ended March 31, 2007, net sales increased approximately 23.5% from $6,231,518 to $7,698,415 relative to the three months ended March 31, 2006. The substantial increase in revenue was mainly due to the continuous growth in our Brazilian, Australian, North American and Asian markets, but this was partly offset by a significant decrease of net sales in Europe. This decrease resulted from our policy of geographical diversification and reflects our shift of focus from the lower margin European markets to higher margin markets, such as Brazil.

Cost of Sales. Cost of sales increased from $4,558,625, or approximately 73.15% of net sales for the three months ended March 31, 2006, to $5,733,147, or approximately 74.47% of net sales for the three months ended March 31, 2007. The approximately 25.8% increase was primarily attributable to the increase in our volume of sales. The increase in the cost of sales was also in line with the increase in our net sales.

Gross Profit. Gross profit increased approximately 17.5% from $1,672,893 for the three months ended March 31, 2006 to $1,965,268 for the three months ended March 31, 2007. This increase in gross profit was primarily due to the increase in our volume of sales generally as well as in higher margin markets, such as Brazil. In addition, the slight decrease of our gross profit percentage from approximately 26.85% for the three months ended March 31, 2006 to approximately 25.53% for the three months ended March 31, 2007 was due to the slight decrease in sales prices for our Hong Kong manufactured products. As our new Brazil facilities were not fully operational during the first quarter of 2007, their contribution to the Company was minimal. We expect that the real potentials of the Brazilian market will be reflected beginning in the next quarter.

Selling and Distribution Costs. For the three months ended March 31, 2007, selling and distribution costs decreased approximately 34.6% from $121,504 to $79,516 relative to the three months ended March 31, 2006. This decrease in selling and distribution costs was mainly due to the continuous effect of using a more competitive freight forwarder which led to a reduction of freight expenses for the first quarter of 2007.

Administrative Expenses. Administrative expenses included depreciation and amortization charges of $153,648 and $58,137 for the three months ended March 31, 2007 and three months ended March 31, 2006 respectively. The increase of depreciation and amortization charges was mainly due to the amortization of license usage rights of approximately $71,000 for the three months ended March 31, 2007. Excluding the above depreciation and amortization charges, the balance of the administrative expenses increased approximately 175.6% from $282,073 for the three months ended March 31, 2006 to $777,402 for the three months ended March 31, 2007. This substantial increase in administrative expenses during the three months ended March 31, 2007 was mainly because we wrote off certain leasehold improvements and other fixed assets of approximately $120,000 during the three months ended March 31, 2007 relating to certain leases that terminated after the consolidation of our Hong Kong production facilities last year. We incurred approximately $188,000 in additional expenses for top management’s remuneration and the employment of new administrative personnel especially for our new Brazil operation, as well as approximately $46,000 in additional expenses for business travel and advertisements. We also incurred approximately $82,000 mainly for the provision of supporting services after the share exchange transaction and financing activities.

Net Income. Net income slightly decreased approximately 1.5% from $919,506 for the three months ended March 31, 2006 to $905,284 for the three months ended March 31, 2007. Further, the net income margin was 11.76% and 14.76% in the same comparable periods in 2007 and 2006, respectively. This slight decrease in net income was primarily due to the increase in administrative expenses, especially in readying our new Brazil facilities for full operation. We believe, however, that the positive impact of our Brazil operations to our business will be reflected beginning in the second quarter of 2007.

LIQUIDITY AND CAPITAL RESOURCES

Three Months Ended March 31, 2007

Three Months
Ended March 31,	2007	2006	Change
Net cash (used in) provided by
operating activities	$(311,605)	$186,307	$(497,912)
Net cash (used in)
investing activities	(644,425)	(201,527)	(442,898)
Net cash provided by
financing activities	907,198	25,970	881,228

Net cash flow used in operating activities was $311,605 for the three months ended March 31, 2007, as compared to net cash flow provided by operating activities of $186,307 for the three months ended March 31, 2006. The increase in our net cash flow used in operating activities for the three months ended March 31, 2007 was mainly due to the increase of the inventories relating to the raw materials which we were shipping from Hong Kong to Brazil as of March 31, 2007.

Net cash flow used in investing activities was $644,425 for the three months ended March 31, 2007 and $201,527 for the three months ended March 31, 2006. The increase in net cash flow used in investing activities mainly related to the payment for acquisition of plant and equipment.

Net cash flow provided by financing activities was $907,198 for the three months ended March 31, 2007. Compared with net cash flow provided by financing activities of $25,970 for the three months ended March 31, 2006, the increase in our net cash flow was mainly due to the increase in trust receipts loans and bills payable for the three months ended March 31, 2007.

As we are engaged in a capital intensive industry, our ability to continue as a going concern is dependent upon our ability to meet our obligations and repay our liabilities arising from normal business operations when they come due. While the Company plans to satisfy its capital needs through revenue generated from its business and financing transactions through the sale of equity or debt securities, we may raise additional capital as necessary to further develop our business operations.

OFF-BALANCE SHEET ARRANGEMENTS

A bank guarantee was given by a bank to an electric utility company on Infosmart’s behalf. This guarantee exempted Infosmart from the obligation of paying a deposit required by the electric utility company. This off-balance sheet arrangement has no effect on the Infosmart’s liquidity, capital resources, market risk support or credit risk support, other than allowing Infosmart to retain approximately $154,000 deposit that would have been required by the utility company. Infosmart is not aware of any events, demands, commitments, trends or uncertainties that will result in of reasonably likely result in the termination of this arrangement.

Other than the arrangement described above, we have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

CONTRACTUAL OBLIGATIONS

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows.

The following tables summarize our contractual obligations as of March 31, 2007, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	5 Years +
	In Thousands
Contractual Obligations:
Bank Indebtedness	$7,212	$4,754	$2,458	$-	$-
Other Indebtedness	5,127	3,534	1,528	65	-
Operating Leases	712	335	374	3	-

Total Contractual Obligations:	$13,051	$8,623	$4,360	$68	$-

Bank indebtedness consists of secured and unsecured borrowings from our banking facilities arrangements including letters of credit, bank overdrafts, and non-recurring bank loans.

Other indebtedness consists of loans and debt financing from independent third parties for working capital and the acquisition of DVDR production lines and equipment.

Operating leases amounts include a lease for factory premises under non-cancelable operating lease agreement that expires in year 2010, with an option to renew the lease. The lease is on a fixed repayment basis. The lease does not include contingent rentals.

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this report before making an investment decision with regard to our securities. The statements contained in or incorporated into this offering that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

The limited operating history of Infosmart makes evaluation of our business difficult.

We have limited operating histories. Infosmart was incorporated in the British Virgin Islands on August 23, 2005, and IS Technology was founded in August of 2002. These limited operating histories and the unpredictability of our industry make it difficult for investors to evaluate our business and future operating results. An investor in the Company’s securities must consider the risks, uncertainties and difficulties frequently encountered by companies in new and rapidly evolving markets. The risks and difficulties we face include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories.

We continually seek to develop new products and standards, which may not be widely adopted by consumers or, if adopted, may reduce demand by consumers for our older products.

We continually seek to develop new products and standards and enhance existing products and standards with higher memory capacities and other enhanced features. We cannot assure you that our new products and standards will gain market acceptance or that we will be successful in penetrating the new markets that we target. As we introduce new products and standards, it will take time for these new products and standards to be adopted, for consumers to accept and transition to these new products and standards and for significant sales to be generated from them, if this happens at all. Moreover, broad acceptance of new products and standards by consumers may reduce demand for our older products and standards. If this decreased demand is not offset by increased demand for our new products and standards, our results of operations could be harmed. We cannot assure you that any new products or standards we develop will be commercially successful.

Our future operating results may fluctuate and cause the price of our common stock to decline.

We expect that our revenues and operating results will continue to fluctuate significantly from quarter to quarter due to various factors, many of which are beyond our control. The factors that could cause our operating results to fluctuate include, but are not limited to:

●	price competition;

●	general price increases by suppliers and manufacturers;

●	our ability to maintain and expand our customer relationships;

●	the introduction of new or enhanced products and strategic alliances by us and our competitors;

●	the success of our brand-building and marketing campaigns;

●	consumer acceptance of our products and general shifts in consumer behavior with respect to our industry;

●	our ability to maintain, upgrade and develop our production facilities and infrastructure;

●	technical difficulties and system downtime;

●	the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

●	general economic conditions as well as economic conditions specific to our industry; and

●	our ability to attract and retain qualified management and employees.

If our revenues or operating results fall below the expectations of investors or securities analysts, the price of our common stock could significantly decline.

Our ability to manage our future growth is uncertain.

We are currently anticipating a period of growth as a result of our corporate growth strategy, which aims to, among other things, further develop our manufacturing capabilities, expand our product offerings, and reach new customers. In pursuing these objectives, the resulting strain on our managerial, operational, financial and other resources could be significant. Success in managing such expansion and growth will depend, in part, upon the ability of senior management to manage effectively. Any failure to manage the anticipated growth and expansion could have a material adverse effect on our business.

Increased product returns will decrease our revenues and impact profitability.

We do not make allowances for product returns in our financial statements based on the fact that we have not had a material historical return rate. In order to keep product returns low, we continuously monitor product purchases and returns and may change our product offerings based on the rates of returns. If our actual product returns significantly increase, especially as we expand into new product categories, our revenues and profitability could decrease. Any changes in our policies related to product returns may result in customer dissatisfaction and fewer repeat customers.

Our growth and operating results could be impaired if we are unable to meet our future capital needs.

We may need to raise additional capital in the future to:

●	fund more rapid expansion;

●	acquire or expand into new facilities;

●	maintain, enhance and further develop our manufacturing systems;

●	develop new product categories or enhanced services;

●	fund acquisitions; or

●	respond to competitive pressures.

If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders will be diluted. Furthermore, any new securities could have rights, preferences and privileges senior to those of the Company's preferred shares and the common stock into which the Company's preferred shares are convertible. We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop or enhance our products or services or respond to competitive pressures.

The loss of key senior management personnel could negatively affect our business.

We depend on the continued services and performance of our senior management and other key personnel, particularly Chung Kwok, our Chief Executive Officer and President, Gavin Wong, our V.P. of Sales and Marketing and Sebastian Tseng, our Regional Director for South America and V.P. of Production and R&D. The loss of any of our executive officers or other key employees could harm our business. Infosmart currently has employment agreements with its key personnel. Further, the Company expects to assume the employment agreements our executive officers currently have with Infosmart that are described in more detail in the section titled “Executive Compensation - Employment and Director Agreements” in this prospectus. Infosmart has a “key person” life insurance policy for Chung Kwok.

Rapid changes in technology could adversely affect our business and hurt our competitive position.

We believe that our ability to increase sales by developing appealing, innovative products has an important role to play in our growth. However, it is extremely difficult to predict future demand in the rapidly changing storage media industry and develop new technologies to meet that demand. We may fail to develop and supply in a timely manner attractive, new products with innovative technologies for this industry and its markets. In the event that our management misreads the industry and market and/or is slow in developing innovative technologies on a cost competitive basis, actual earnings could differ significantly from our forecasts. At the same time, we may cease to be able to compete in markets, resulting in a significant adverse effect on our business results and growth prospects.

The use of technologies and intellectual properties for the production of all of our products are derived from one cooperation agreement and the failure to maintain the effectiveness of such agreement could substantially and adversely affect our business.

Our ability to produce our products depends on a cooperation agreement (the “Cooperation Agreement”) with IS Holdings, that has been granted licenses (the “Patent Licenses”) for the use of technologies and intellectual properties necessary for the production of all of our products. Such Cooperation Agreement has currently been extended to December 31, 2008, and can be renewed thereafter. If we are unable to renew this Cooperation Agreement or otherwise lose our rights under the Cooperation Agreement, we could lose our ability to manufacture our products.

The patents required for manufacturing our DVDR products are owned by multiple companies. Our failure to obtain all of the required patents to manufacture our products may interfere with our current or future product development and sales.

We have never conducted a comprehensive patent search relating to the technology we use in our products. The Patent Licenses held by IS Holdings with whom we have a Cooperation Agreement were obtained through a joint patent licensing program (the “DVDR Patent License Program”) that is administered by Koninklijke Philips Electronics, N.V. (“Philips”). Parties acquiring the patent licenses through this DVDR Patent License Program are allowed to use patents owned by companies including Philips, Sony, Pioneer and/or Hewlett Packard (or for which such companies have patent applications pending) that are essential for manufacturing DVDR products. However, there may be other issued or pending patents owned by third parties that are required for manufacturing our products for which IS Holdings does not have a patent license. If so, we could incur substantial costs defending against patent infringement claims or we could even be blocked from selling our products. We cannot determine with certainty whether any other existing third party patents or the issuance of any new third party patents would require us or IS Holdings to alter, or obtain licenses relating to, our processes or products, or implement alternative non-infringing approaches, all at a significant additional cost to the Company. There is no assurance that we or IS Holdings will be able to obtain any such licenses on terms favorable to us, if at all, and obtaining and paying royalties on new licenses might materially increase our costs. Additionally, the fees in respect of existing licenses could increase materially in the future when these licenses are renewed, and such increase may have a significantly and adversely impact our business.

We may be unable to obtain our own Hong Kong business customs license for our manufacturing facilities in Hong Kong

The Hong Kong government requires companies manufacturing DVDRs to obtain a business license for the manufacture of optical Disc/Stampers (the “Hong Kong Business License”) from the Customs and Excise Department of Hong Kong. We currently manufacture our products under Hong Kong Business License held by IS Holdings under the Cooperation Agreement. If we are unable to renew this Cooperation Agreement or otherwise lose our rights under the Cooperation Agreement, there is no guarantee that we will be able to obtain the Hong Kong Business Licenses necessary to operate our manufacturing facilities in Hong Kong.

Our business may suffer if we are sued for infringing upon the intellectual property rights of third parties.

There may be cases where it is alleged that our products infringe on the intellectual property rights of third parties. As a result, we may suffer damages or may be sued for damages. In either case, settlement negotiations and legal procedures would be inevitable and could be expected to be lengthy and expensive. If our assertions are not accepted in such disputes, we may have to pay damages and royalties and suffer losses such as the loss of our market share. The failure to prevent infringement on the rights of others could have a materially adverse effect on our business development, business results and financial condition.

We are dependent on certain raw materials and other products, and our business will suffer if we are unable to procure such materials and products.

Our manufacturing systems are premised on deliveries of raw materials and other supplies in adequate quality and quantity in a timely manner from many external suppliers. In new product development, we may rely on certain irreplaceable suppliers for materials. Because of this, there may be cases where supplies of raw materials and other products to us are interrupted by: an accident or some other event at a supplier; supply is suspended due to quality or other issues; or there is a shortage of or instability in supply due to a rapid increase in demand for finished products that use certain materials and products. If any of these situations becomes protracted, we may have difficulty finding substitutes in a timely manner from other suppliers, which could have a significant, adverse effect on our production and prevent us from fulfilling our responsibilities to supply products to our customers. Furthermore, if an imbalance arises in the supply-demand equation, there could be a spike in the price of raw materials. In the event of these or other similar occurrences, there could be a material adverse effect on our business results and financial condition.

We compete in a highly competitive industry where some of our competitors are larger and have more resources than we do.

We operate in a highly competitive environment. Our competitors are both larger and smaller than we are in terms of resources and market share. The marketplaces in which we operate are generally characterized by rapid technological change, frequent new product introductions and declining prices. In these highly competitive markets, our success will depend to a significant extent on its ability to continue to develop and introduce differentiated and innovative products and customer solutions successfully on a timely basis. The success of our product offerings is dependent on several factors including understanding customer needs, strong digital technology, differentiation from competitive offerings, market acceptance and lower costs. Although we believe that we can take the necessary steps to meet the competitive challenges of these marketplaces, no assurance can be given with regard to our ability to take these steps, the actions of competitors, some of which will have greater resources than us, or the pace of technological changes.

Technology in our industry evolves rapidly, potentially causing our products to become obsolete, and we must continue to enhance existing systems and develop new systems or we will lose sales.

Rapid technological advances, rapidly changing customer requirements and fluctuations in demand characterize the current market for our products. Further, there are alternative data storage media and additional media is under development, including high capacity hard drives, new CD-R/DVDR technologies, file servers accessible through computer networks and the Internet. Our existing and development-stage products may become obsolete if our competitors introduce newer or more appealing technologies. If these technologies are patented by or are proprietary to our competitors, then we may not be able to access these technologies. We believe that we must continue to innovate and anticipate advances in the storage media industry in order to remain competitive. If we fail to anticipate or respond to technological developments or customer requirements, or if we are significantly delayed in developing and introducing products, our business will suffer lost sales.

Our market is becoming more competitive. Competition may result in price reductions, lower gross profits and loss of market share.

The storage media industry is becoming more competitive and we face the potential for increased competition in developing and selling our products. Our competitors may have or could develop or acquire significant marketing, financial, development and personnel resources. We cannot assure you that we will be able to compete successfully against our current or future competitors. The storage media industry has increased visibility, which may lead to large, well-known, well-financed companies entering into this market. Increased competition from manufacturers of systems or consumable supplies may result in price reductions, lower gross profit margins, increased discounts to distribution and loss of market share and could require increased spending by us on research and development, sales and marketing and customer support.

If we are unable to compete effectively with existing or new competitors, the loss of our competitive position could result in price reductions, fewer customer orders, reduced revenues, reduced margins, reduced levels of profitability and loss of market share.

We have several competitors, which include the largest DVDR manufacturers in the world. Certain of these competitors compete aggressively on price and seek to maintain very low cost structures. Some of these competitors are seeking to increase their market share, which creates increased pressure, including pricing pressure, within the market. In addition, certain of the competitors, including CMC and Ritek, have financial and human resources that are substantially greater than ours, which increases the competitive pressures we face. Customers make buying decisions based on many factors, including among other things, new product and service offerings and features; product performance and quality; ease of doing business; a vendor’s ability to adapt to customers’ changing requirements; responsiveness to shifts in the marketplace; business model; contractual terms and conditions; vendor reputation and vendor viability. As competition increases, each factor on which we compete becomes more important and the lack of competitive advantage with respect to one or more of these factors could lead to a loss of competitive position, resulting in fewer customer orders, reduced revenues, reduced margins, reduced levels of profitability and loss of market share. We expect competitive pressure to remain intense.

The products we make have a life cycle. If we are unable to successfully time market entry and exit and manage its inventory, it may fail to enter profitable markets or exit unprofitable markets.

We operate in a highly competitive, quickly changing environment. We are preparing for high density format DVDR (“HD DVDR”) or Blu-Ray format DVDR production. Thirty two (32) of Infosmart’s forty-nine (49) production lines can be upgraded to HD DVDR production at a time of management’s choosing. However, if the market turns in favor of Blu-Ray, the Company will have to purchase new equipment to produce Blu-Ray DVDR discs, and thus the Company’s business and operating results could be adversely affected. If strong competitors challenge us in Brazil and other key markets, we will need to quickly develop an adequate competitive response. If we fail to accurately anticipate market and technological trends, then our business and operating results could be materially and adversely affected.

We must also be able to manufacture the products at acceptable costs. This requires us to be able to accurately forecast customer demand so that it can procure the appropriate inputs at optimal costs. We must also try to reduce the levels of older product inventories to minimize inventory write-offs. If we have excess inventory, it may be necessary to reduce its prices and write down inventory, which could result in lower gross margins. Additionally, our customers may delay orders for existing 8x or 16x writable speed DVDR products in anticipation of new HD DVDR or Blu-Ray product introductions. As a result, we may decide to adjust prices of existing products during this process to try to increase customer demand for these products. Our future operating results would be materially and adversely affected if such pricing adjustments were to occur and we are unable to mitigate the resulting margin pressure by maintaining a favorable mix of products, or if we are unsuccessful in achieving input cost reductions, operating efficiencies and increasing sales volumes.

If we are unable to timely develop, manufacture, and introduce new products in sufficient quantity to meet customer demand at acceptable costs, or if we are unable to correctly anticipate customer demand for our new and existing products, then our business and operating results could be materially adversely affected.

If our products fail to compete successfully with other existing or newly-developed products for the storage media industry, our business will suffer.

The success of our products depends upon end users choosing our DVDR technology for their storage media needs. However, alternative data storage media exist, such as high capacity hard drives, new CD-R/DVDR technologies, file servers accessible through computer networks and the Internet, and additional media is under development. If end users perceive any technology that is competing with ours as more reliable, higher performing, less expensive or having other advantages over our technology, the demand for our DVDR products could decrease. Further, some of our competitors may make strategic acquisitions or establish cooperative relationships with suppliers or companies that produce complementary products such as cameras, computer equipment, software or biometric applications. Competition from other storage media is likely to increase. If our products do not compete successfully with existing or new competitive products, our business will suffer.

Our products may have manufacturing or design defects that we discover after shipment, which could negatively affect our revenues, increase our costs and harm our reputation.

Our products may contain undetected and unexpected defects, errors or failures. If these product defects are substantial, the result could be product recalls, an increased amount of product returns, loss of market acceptance and damage to our reputation, all of which could increase our costs and cause us to lose sales. We do not carry general commercial liability insurance covering our products. In addition, we are preparing to launch production of HD format or Blu-Ray format DVDRs in 2007. HD and Blu-Ray format DVDR production will require us to master new production techniques and modify existing or purchase new machinery and equipment. It is possible that we may fail to achieve mastery of these new techniques and production yields could suffer as a result.

The development of digital distribution alternatives, including the copying and distribution of music and video and other electronic data files could lessen the demand for our products.

We are dependent on the continued viability and growth of physical distribution of music, video and other electronic data through recordable media. Alternative distribution channels and methods, both authorized and unauthorized, for delivering music, video and other electronic data may erode our volume of sales and the pricing of its products and services. The growth of these alternatives is driven by advances in technology that allow for the transfer and downloading of music, video and other electronic data files from the Internet. The proliferation of this copying, use and distribution of such files is supported by the increasing availability and decreasing price of new technologies, such as personal video recorders, DVD burners, portable MP3 music and video players, widespread access to the Internet, and the increasing number of peer-to-peer digital distribution services that facilitate file transfers and downloading. We expect that file sharing and downloading, both legal and illegal, will continue to exert downward pressure on the demand for traditional DVDRs. As current technologies and delivery systems improve, the digital transfer and downloading of music, video and other electronic data files will likely become more widespread. As the speed and quality with which music, video and other electronic data files can be transferred and downloaded improves, file sharing and downloading may in the future exert significant downward pressure on the demand for DVDRs. In addition, our business faces pressure from the emerging distribution alternatives, like video on demand (“VOD”) and personal digital video recorders. As substantially all of our revenues are derived from the sale of DVDRs, increased file sharing, downloading and piracy or the growth of other alternative distribution channels and methods, could materially adversely affect its business, financial condition and results of operations.

Our revenues, cash flows and operating results may fluctuate for a number of reasons.

Future operating results and cash flows will continue to be subject to quarterly fluctuations based on a wide variety of factors, including seasonality. Although our sales and other operating results can be influenced by a number of factors and historical results are not necessarily indicative of future results, our sequential quarterly operating results generally fluctuate downward in the fourth quarter of each fiscal year when compared with the immediately preceding quarter. For example, our first calendar quarter is modestly affected by the Chinese New Year.

A significant portion of the revenues will depend on the success of our new venture in Brazil.

A significant portion of the Company’s revenues will depend on the success of our new Brazilian venture. We have no prior manufacturing and distribution experience in Brazil, and will rely on the local knowledge of its Brazilian joint venture partner and the general knowledge of the South American marketplace of its regional director Sebastian Tseng. Our results could suffer should its relationships with either of these two parties deteriorate in the early months of the Brazilian venture.

We are at risk of losing our significant investment in Brazil if we are unable to obtain the intellectual property licenses required for our Discobras manufacturing facility.

The owners of the technologies and intellectual property necessary for the production of our products require that we obtain separate Patent Licenses for the use of intellectual property in our new DVDR manufacturing facility in Brazil. We have completed the required procedures in applying the Patent Licenses for use at the Discobras manufacturing facility and are now waiting for the patent owners to complete their own procedures, including the submission of the Patent Licenses to the Patent Office in Brazil for final approval. However, if there is a substantial delay in obtaining approval for our use of the Patent Licenses, then we may be unable to manufacture a sufficient amount of our products to fill our sales orders, and this could cause us to lose substantial revenues. Further, in the event we are unable to obtain the Patent Licenses, then we may not be able to manufacture our products in Brazil, thus placing us at risk of losing its significant investment in the Brazilian venture.

Past activities of the Company and its affiliates may lead to future liability for the combined companies.

Prior to the closing of the share exchange transaction in August 2006, the Company engaged in businesses unrelated to that of our current business operations. Any liabilities relating to such prior business against which we are not completely indemnified may have a material adverse effect on the Company.

Risks Relating To Doing Business in Hong Kong and Brazil

Adverse changes in economic and political policies of the People’s Republic of China government could have a material adverse effect on the overall economic growth of Hong Kong, which could adversely affect our business.

Although, as described above, we have a new venture in Brazil, we continue to conduct a substantial portion of our business operations in Hong Kong, a special administrative region in the People’s Republic of China (“PRC”). Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in Hong Kong and the PRC. The PRC’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in Hong Kong or China based on United States or other foreign laws against us, our management or the experts named in the prospectus.

We currently conduct a substantial portion of our operations in Hong Kong and a substantial amount of our assets are located in Hong Kong. In addition, all of our senior executive officers reside within Hong Kong. As a result, it may not be possible to effect service of process within the United States or elsewhere outside Hong Kong upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, neither the PRC nor Hong Kong have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Fluctuation in the value of the Hong Kong Dollar may have a material adverse effect on your investment.

The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Although the exchange rate between the Hong Kong dollar and the U.S. dollar has been effectively pegged, there can be no assurance that the Hong Kong dollar will remain pegged, to the U.S. dollar, especially in light of the significant international pressure on the Chinese government to permit the free floatation of the RMB and the Hong Kong dollar, which could result in an appreciation of RMB or the Hong Kong dollar against the U.S. dollar. Our revenues and costs are mostly denominated in Hong Kong dollars, while a significant portion of our financial assets are also denominated in Hong Kong dollars. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our stock in U.S. dollars.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of SARS, Avian flu or another epidemic or outbreak. Any prolonged recurrence of SARS or other adverse public health developments in China or in Hong Kong may have a material adverse effect on our business operations. For instance, health or other government regulations adopted in response may require temporary closure of our production facilities or of our offices in Hong Kong. Such closures would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS, Avian flu or any other epidemic.

Changes in Hong Kong or Brazil’s political or economic situation could harm our operational results.

In addition to our operations in Hong Kong, we also have our production facility and a sales base in Brazil. Economic reforms adopted by the Chinese or Brazilian governments have had positive effects on the economic development of these countries, but the governments could change these economic reforms or any of the legal systems at any time. This could either benefit or damage the Company’s operations and profitability. Some of the things that could have this effect are:

•	Level of government involvement in the economy;

•	Control of foreign exchange;

•	Methods of allocating resources;

•	Balance of payments position;

•	International trade restrictions; and

•	International conflict.

Any of the foregoing events or other unforeseen consequences of public health problems could damage the Company’s operations.

The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions will have a direct impact on our business and the market price of our securities.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy, as often occurs in other emerging economies. The Brazilian government’s actions to control inflation and carry out other policies have in the past involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition and results of operations may be adversely affected by factors in Brazil including:

●	Currency volatility;

●	Inflation acceleration;

●	Monetary policy and interest rate increases;

●	Fiscal policy and tax changes;

●	International trade policy including tariff and non-tariff trade barriers;

●	Foreign exchange controls;

●	Energy shortages; and

●	Other political, social and economic developments in or affecting Brazil.

In 2005 and 2006, government figures, legislators and political party officials, especially those of the President’s party, have been the subject of a variety of allegations of unethical or illegal conduct. These accusations, which are being investigated by the Brazilian Congress, involve campaign financing and election law violations, and influencing of government officials and Congressmen in exchange for political support. Several members of the President’s party and of the federal government, including the President’s chief of staff, have resigned. We cannot predict what effect these accusations and investigations may have on the Brazilian economy.

Inflation and government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect our business in Brazil.

Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2,567% in 1993 (as measured by the Índice Geral de Preços do Mercado published by Fundação Getúlio Vargas, or IGP-M Index). More recently, Brazil’s rates of inflation were 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, 3.8% in 2006, and 1.1% in the three months ended March 31, 2007 (as measured by the IGP-M Index). Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy and have contributed to economic uncertainty in Brazil. If Brazil experiences substantial inflation in the future, our costs may increase and our operating and net margins may decrease. Inflationary pressures may also lead to further government intervention in the economy, which could involve the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Since we have established our business operations in Brazil, some of our revenues will be settled in the Brazilian Real. Any future restrictions on currency exchanges may limit our ability to use revenue generated in Reals to fund any future business activities outside Brazil or to make dividend or other payments in U.S. dollars.

The value of our securities will be affected by the foreign exchange rate between the U.S. dollar, the Hong Kong dollar and the Real.

The value of our common stock will be affected by the foreign exchange rate between U.S. and Hong Kong dollars and Real, and between those currencies and other currencies in which our sales may be denominated. For example, to the extent that we need to convert U.S. or Hong Kong dollars into Real for our operational needs and should the Real appreciate against the U.S. dollar at that time, our financial position, our business, and the price of our common stock may be harmed. Conversely, if we decide to convert our Reals into U.S. or Hong Kong dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. Dollar appreciates against the Real, the U.S. or Hong Kong dollar equivalent of our earnings from our subsidiaries in Hong Kong and Brazil would be reduced. We will engage in hedging activities to manage our financial exposure related to currency exchange fluctuation. In these hedging activities, we might use fixed-price, forward, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges, as well as long-term structured transactions when feasible.

We will depend on Brazil’s foreign investment incentive programs, which provide reductions in taxation or exemptions from taxation for our operations in Brazil. The loss of the tax benefits from these incentive programs may substantially affect our earnings.

Under the State of Bahia’s investment incentive program, our Brazilian subsidiary, Discobras, has been granted a reduction in the Value Added Tax (“VAT”) it is required to pay for products. Discobras pays only 2.28%, as compared to VAT of 12% in Salvador, or 18% in São Paulo. This VAT reduction will be available to us until June 2016. We will also avail ourselves of an incentive program for foreign investment which exempts Discobras from paying Brazil’s ICMS taxes on raw materials it imports for production in Brazil and create substantial tax savings for Infosmart. This tax exemption will last through June 2016. In the event that the VAT reduction program is no longer available to us or we are unable to extend the ICMS tax-exemption, our after-tax earnings would decline by the amount of the tax benefits, which may be substantial.

Risks Relating to this Offering and Ownership of Our Securities

Your rights with respect to ownership of the Company's Series B Preferred Shares are set forth in the Certificate of Determination of Rights, Preferences, Privileges and Restrictions for the Series B Preferred Stock and form of Warrants and such documents should be reviewed carefully with your legal counsel.

Your rights with respect to ownership of our Series B Preferred Shares and the Warrants are set forth in the Certificate of Determination of Rights, Preferences, Privileges and Restrictions for the Series B Preferred Stock that was attached as Exhibit 3.4 and in the form of Warrant attached as Exhibit 10.17 to our Current Report on Form 8-K filed with SEC on August 24, 2006. These documents contain important provisions that provide you with rights, limitations and obligations and should be reviewed carefully with your legal counsel. We will also provide copies of these documents upon request.

We are a public company subject to evolving corporate governance and public disclosure regulations that may result in additional expenses and continuing uncertainty regarding the application of such regulations.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related rules and regulations, are creating uncertainty for public companies. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional compliance costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by courts and regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Maintaining appropriate standards of corporate governance and public disclosure may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, if we fail to comply with new or changed laws, regulations and standards, regulatory authorities may initiate legal proceedings against us and our business and our reputation may be harmed.

Our shares may have limited liquidity.

A substantial portion of our shares of common stock are closely held by certain institutional and insider investors. Consequently, the public float for our shares may be highly limited. As a result, you may encounter difficulty selling large blocks of your shares or obtaining a suitable price at which to sell your shares.

Our stock price may be volatile, which may result in losses to our shareholders.

The stock markets have experienced significant price and trading volume fluctuations, and the market prices of companies quoted on the Over-The-Counter Bulletin Board, the stock market in which shares of our common stock will be quoted, generally have been very volatile and have experienced sharp share price and trading volume changes. The trading price of our common stock is likely to be volatile and could fluctuate widely in response to many of the following factors, some of which are beyond our control:

●	variations in our operating results;

●	announcements of technological innovations, new services or product lines by us or our competitors;

●	changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;

●	changes in operating and stock price performance of other companies in our industry;

●	additions or departures of key personnel; and

●	future sales of our common stock.

Domestic and international stock markets often experience significant price and volume fluctuations. These fluctuations, as well as general economic and political conditions unrelated to our performance, may adversely affect the price of our common stock. In particular, following initial public offerings, the market prices for stocks of companies often reach levels that bear no established relationship to the operating performance of these companies. These market prices are generally not sustainable and could vary widely. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been initiated.

We have broad discretion as to the use of proceeds from this Financing and may not use the proceeds effectively.

Our management team will retain broad discretion as to the allocation and timing of the use of proceeds from the Financing and may spend these proceeds in ways with which our shareholders may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

Our officers and directors own a substantial portion of our outstanding common stock, which will enable them to influence many significant corporate actions and in certain circumstances may prevent a change in control that would otherwise be beneficial to our shareholders.

Our directors and executive officers control approximately 56% of our outstanding shares of stock that are entitled to vote on all corporate actions. Specifically, Andrew Chang, our Chairman of the Board of Directors, Chung Kwok, our Chief Executive Officer, President and Director and Po Nei Sze, our Chief Financial Officer, Secretary, Treasurer and Director, control approximately 56% of the outstanding voting. These stockholders, acting together, could have a substantial impact on matters requiring the vote of the shareholders, including the election of our directors and most of our corporate actions. This control could delay, defer or prevent others from initiating a potential merger, takeover or other change in our control, even if these actions would benefit our shareholders and us. This control could adversely affect the voting and other rights of our other shareholders and could depress the market price of our common stock.

A large number of additional shares may be sold into the public market in the near future, which may cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock. Assuming the full conversion of our Series B Preferred Stock, we will have approximately 160,260,513 shares of common stock outstanding as of May 10, 2007. As restrictions on resale of such additional shares end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

A large number of common shares are issuable upon exercise of outstanding common share warrants and upon conversion of our Series B Preferred Stock. The exercise or conversion of these securities could result in the substantial dilution of your investment in terms of your percentage ownership in the Company as well as the book value of your common shares. The sale of a large amount of common shares received upon exercise of these warrants on the public market to finance the exercise price or to pay associated income taxes, or the perception that such sales could occur, could substantially depress the prevailing market prices for our shares.

As of May 10, 2007, there are outstanding warrants entitling the holders to purchase up to 31,441,380 common shares at an exercise price of $0.326 per share. The exercise price for all of the aforesaid warrants may be less than your cost to acquire our common shares. In the event of the exercise of these securities, you could suffer substantial dilution of your investment in terms of your percentage ownership in the company as well as the book value of your common shares. In addition, the holders of the common share purchase warrants may sell common shares in tandem with their exercise of those options or warrants to finance that exercise, or may resell the shares purchased in order to cover any income tax liabilities that may arise from their exercise of the warrants.

We will incur increased costs and compliance risks as a result of becoming a public company with substantial business operations.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur prior to the closing of the share exchange transaction as a shell company with no business operations and nominal assets. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including certain requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the National Association of Securities Dealers (“NASD”). We expect these rules and regulations, in particular Section 404 of the Sarbanes-Oxley Act of 2002, to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Like many smaller public companies, we face a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management of public companies to evaluate the effectiveness of internal control over financial reporting and the independent auditors to attest to the effectiveness of such internal controls and the evaluation performed by management. The SEC has adopted rules implementing Section 404 for public companies as well as disclosure requirements. The Public Company Accounting Oversight Board, or PCAOB, has adopted documentation and attestation standards that the independent auditors must follow in conducting its attestation under Section 404. We are currently preparing for compliance with Section 404; however, there can be no assurance that we will be able to effectively meet all of the requirements of Section 404 as currently known to us in the currently mandated timeframe. Any failure to implement effectively new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting or our independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to maintain the adequacy of our internal controls, our ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 could be impaired, which could cause our stock price to decrease substantially.

We have recently taken measures to address and improve our financial reporting and compliance capabilities and we are in the process of instituting changes to satisfy our obligations in connection with Infosmart’s becoming a public company. We plan to obtain additional financial and accounting resources to support and enhance our ability to meet the requirements of being a public company. We will need to continue to improve our financial and managerial controls, reporting systems and procedures, and documentation thereof. If our financial and managerial controls, reporting systems or procedures fail, we may not be able to provide accurate financial statements on a timely basis or comply with the Sarbanes-Oxley Act of 2002 as it applies to us. Any failure of our internal controls or our ability to provide accurate financial statements could cause the trading price of our common stock to decrease substantially.

Our common shares are thinly traded and, you may be unable to sell at or near ask prices or at all if you need to convert your Series B Preferred Stock and sell your shares to raise money or otherwise desire to liquidate such shares.

We cannot predict the extent to which an active public market for our common stock will develop or be sustained. Our common shares have historically been sporadically or “thinly-traded” on the “Over-The-Counter Bulletin Board,” meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that the Company is a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained.

The market price for the Company’s common stock is particularly volatile given our status as a relatively small company with a small and thinly traded “float” and lack of current revenues that could lead to wide fluctuations in our share price. The price at which you convert your Series B Preferred Stock into our common stock many be indicative of the price that will prevail in the trading market. You may be unable to sell your common stock at or above your purchase price if at all, which may result in substantial losses to you.

The market for the Company’s common shares is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our common shares are sporadically and/or thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by its shareholders may disproportionately influence the price of those shares in either direction. The price for its shares could, for example, decline precipitously in the event that a large number of our common shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, an investment in us is a speculative or “risky” investment due to our lack of revenues or profits to date and uncertainty of future market acceptance for current and potential products. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

Other than the dividend payments that are due for the Series B Preferred Stock, we do not anticipate paying any cash dividends.

Other than the dividend payments that are due for the Series B Preferred Stock, we presently do not anticipate that we will pay any dividends on any of our capital stock in the foreseeable future. The payment of dividends, if any, would be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition. The payment of any dividends will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, to implement our business plan; accordingly, we do not anticipate the declaration of any dividends in the foreseeable future.

ITEM 3. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this quarterly report, we carried out an evaluation, under the supervision of, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to enable us to record, process, summarize and report information required to be included in our reports that we file or submit under the Exchange Act within the time periods required.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.